EXHIBIT 99.1

                 TARGET LOGISTICS, INC. ACHIEVES RECORD EARNINGS
                       FOR FOURTH QUARTER AND FISCAL YEAR

      Company leverages technology and presence in key markets to drive top and bottom line performance


Contact:
Paul G. Henning
Cameron Associates
212 554 5462
phenning@cameronassociates.com

Highlights:
    o    Annual Net Income Grows 189%
    o    Record Q4 and Annual Operating Income
    o    Strengthened Balance Sheet

Baltimore, Maryland- September 8, 2005 - Target Logistics, Inc. (OTC BB: TARG), a domestic and international freight forwarder and logistics provider, today announced a net income for the fourth quarter ended June 30, 2005 of $505,000 or $.02 per diluted share ($0.03 per basic share), an increase of 127% compared to $222,000 or $.01 per diluted and basic share reported in the fourth quarter ended June 30, 2004. Fourth quarter revenue was $36.7 million, an increase of 10.6% from the $33.2 million reported in the comparable 2004 period.

For the fiscal year ended June 30, 2005, net income increased 189% to $1.56 million, or $.07 per diluted share ($0.08 per basic share), compared to $540,000 or $.03 per diluted share ($0.02 per basic share) for the fiscal year ended June 30, 2004. Annual revenue increased 9.8% to $138 million from the $126 million reported in the comparable 2004 period.

Operating income for the 2005 fourth quarter and fiscal year was $860,000 and $2.9 million, respectively, reflecting increases of 94% and 115% over the $444,000 and $1.33 million reported in the comparable 2004 fourth quarter and fiscal year. Fiscal 2005 marks the fourth consecutive year of operating income increases for Target.

"Our strong financial performance reflects our solid non-asset based business model which focuses on increasing gross profit margins by bolstering our presence in key markets through organic growth and strategic acquisitions," said Stuart Hettleman, President and Chief Executive Officer.

"We continue to leverage our growing freight volume, our technology investments and our experience and expertise in the marketplace as we strive to drive an increasing portion of revenue to the bottom line."

On an annual basis, SG&A as a percentage of revenue decreased from 31.7% in 2004 to 30.1% in 2005.

Phillip Dubato, Chief Financial Officer of Target Logistics noted, "As we increase our freight volumes, Target benefits from better rates from our transportation providers. In addition, our IT systems make operations more cost effective and efficient, while providing customers with the value added services that they require to manage their own businesses."

On March 15, 2005, Target Logistics announced the acquisition of Air Cargo International & Domestic, Inc. (ACI), a Newark, New Jersey based national air freight forwarder with 2004 revenues of $16 million. This marked the fourth successful acquisition for Target since 2001.

"Our strategy has and will remain constant and consistent. We will strengthen our presence in key markets by growing our sales force and by making strategic acquisitions that are quickly integrated and accretive to earnings, "concluded Mr. Hettleman. "We are confident that this measured strategic approach will help us continue our top and bottom line growth in the coming year."

Target Logistics will hold a conference call at 4:00 PM. ET on Thursday, September 8, 2005. Interested parties are invited to listen to the call live, over the Internet at www.targetlogistics.com. The live call may also be accessed at http://phx.corporateir.net/playerlink.zhtml?c=62341&s=wm&e=1129276. The call will also be available by dialing (866) 825-1709, or for international callers,
(617) 213-8060 and by using the confirmation code 56298084. A replay of the teleconference will be available until October 8, 2005 at www.targetlogistics.com. A replay will also be available by dialing (888) 286 8010 (domestic) or 617 801 6888 (international) and by using confirmation code 47558778.

Target Logistics, Inc. provides domestic and international time definite freight forwarding and logistics services through its wholly owned subsidiary, Target Logistic Services, Inc. Target has a network of offices in 34 cities throughout the United States and a worldwide agent network with coverage in over 70 countries. Its freight forwarding services include arranging for the total transport of customers' freight, including providing door to door service, distributions and reverse logistics.

Statements contained in this press release that are not historical facts are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Although Target Logistics believes that the expectations reflected in such forward-looking statements are reasonable, the forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projections.

                                    --more--

                         --Financial tables to follow--

                              Target Logistis, Inc.
                      Consolidated Statements of Operations

                                              Three months ended June 30,        Twelve months ended June 30,
                                              ---------------------------        ----------------------------
                                                2005              2004               2005                2004
                                                ----              ----               ----                ----
                                                                                   (audited)           (audited)
Operating revenues                         $ 36,738,180       $ 33,209,696      $ 138,392,375      $ 126,089,061
Cost of transportation                       24,688,659         22,643,842         93,913,264         84,801,806
                                           ------------       ------------      -------------      -------------
     Gross profit                            12,049,521         10,565,854         44,479,111         41,287,255


Selling, general and administrative
expenses("SG&A"):
Target subsidiary (exclusive forwarder
  commission)                                 3,956,818          3,868,889         15,920,706         16,019,795
SG&A - Target subsidiary                      6,693,550          5,903,677         24,002,255         22,673,868
SG&A - Corporate                                274,628            236,695          1,102,018            833,316
Depreciation and amortization                   264,503            112,202            600,155            433,544
                                           ------------       ------------      -------------      -------------
  Selling, general and administrative
     expenses                                11,189,499         10,121,463         41,625,134         39,960,523

Operating income                                860,022            444,391          2,853,977          1,326,732

Other income (expense):
     Interest (expense)                         (21,910)           (67,778)           (85,717)          (346,517)

Income before taxes                             838,112            376,613          2,768,260            980,215
     Provision for income taxes                 332,832            153,715          1,207,122            440,073
                                           ------------       ------------      -------------      -------------
Net income                                 $    505,280       $    222,898      $   1,561,138      $     540,142

Net Income per share attributable to common
  shareholders:
     Basic                                 $      0.03        $      0.01       $       0.08       $       0.02
                                           ------------       ------------      -------------      -------------
     Diluted                               $      0.02        $      0.01       $       0.07       $       0.03
                                           ------------       ------------      -------------      -------------

Weighted average shares outstanding:
     Basic                                   15,834,778         12,179,002         15,830,915         12,179,002
                                           ------------       ------------      -------------      -------------
     Diluted                                 21,490,100         16,907,192         21,489,990         18,260,760
                                           ------------       ------------      -------------      -------------

                             Target Logistics, Inc.
                           Selected Balance Sheet Data


                                         June 30,               June 30,
                                           2005                   2004
                                         --------               --------
                                         (audited)             (audited)

Cash and cash Equivalents              $  6,525,577          $   5,896,878

Total Current Assets                   $ 28,789,386          $  27,897,173

Total Assets                           $ 42,599,718          $  41,175,586

Current Liabilities                    $ 23,004,905          $  23,282,467

Long Term Liabilities                  $    435,054          $      74,950

Working Capital                        $  5,784,481          $   4,614,706

Shareholders' Equity                   $ 19,159,759          $  17,818,169

Credit Line Availability               $ 10,256,965          $   5,151,829